EXHIBIT 11

HECTOR COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CALCULATION OF EARNINGS PER SHARE

	Three Months Ended June 30		Six Months Ended June 30
	2006	2005	2006	2005
Basic:
Net income	$7,331,895	$1,492,813	$9,030,519	$2,878,875

Common shares:
Weighted average number of common shares outstanding	4,043,999	3,771,981	4,027,518	3,753,330

Net income per common share:	$1.81	$.40	$2.24	$.77

Diluted:

Net income	$7,331,895	$1,492,813	$9,030,519	$2,878,875

Common and common equivalent shares:

Weighted average number of common shares outstanding	4,043,999	3,771,981	4,027,518	3,753,330
Dilutive effect of convertible preferred shares outstanding		148,914		152,761
Dilutive effect of stock options outstanding after application of treasury stock method	155,307	144,278	152,485	136,790
Dilutive effect of Employee StockPurchase Plan shares subscribed		1,869		1,687
	4,199,306	4,067,042	4,180,003	4,044,568

Diluted net income per share	$1.75	$.37	$2.16	$.71